

February 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Touchstone ETF Trust
        Issuer CIK: 0001919700
        Issuer File Number: 333-264194 / 811-23789
        Form Type: 8-A12B
        Filing Date: February 25, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Touchstone Sands Capital Emerging Markets ex-China Growth ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications